FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number

Forbes Medi-Tech Inc.
(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ]   No   [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORBES MEDI-TECH INC.

"Charles A. Butt"

Date: November 14, 2006   Charles A. Butt
                                             President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in each prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910, 333-112619 and 333-129943) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the attached contains forward looking information.

FORBES MEDI-TECH INC.

"A Life Sciences Company"

For Immediate Release   **November 14, 2006**

Forbes Medi-Tech Announces Third Quarter 2006 Financial Results
~Company Reports 29% Increase in Revenues: Strong Contribution from Forbes Fayrefield Ltd; US Phase II Trial Topline Results Expected Within First Two Weeks of December~

Vancouver, Canada – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) today announced its financial results for the three and nine-month periods ended September 30, 2006. Comparative periods for these statements are the three months and nine months ended September 30, 2005, respectively. All amounts are in Canadian Dollars unless otherwise noted.

Third Quarter 2006 Highlights

- Reported revenues of $1.8 million for the three months ended September 30, 2006 compared to $1.39 million for the three months ended September 30, 2005
- Reported revenues of $4.44 million for the nine months ended September 30, 2006 compared to $3.67 million for the nine months ended September 30, 2005
- Reported net loss from continuing operations of $0.09 per share for the three months ended September 30, 2006 compared to $0.13 per share loss for the three months ended September 30, 2005
- Reported net loss from continuing operations of $0.35 per share for the nine months ended September 30, 2006 compared to $0.36 per share loss for the nine months ended September 30, 2005
- Announced the launch of Heartfelt Plus Natural Cheese with Reducol™ through UK's largest retailer, Tesco Stores Ltd (Tesco)
- Announced the launch of a new non-dairy margarine and expanded Pirkka yogurt sales

"Additional product launches featuring our cholesterol-lowering ingredient, Reducol™, and the subsequent completion of the US Phase II trial for FM-VP4 has helped generate recognition for Forbes from the investment and pharmaceutical community", said Charles Butt, President and CEO of Forbes Medi-Tech Inc.

Drug Development

In recent months, Forbes reached a significant milestone and completed a major transaction that has the potential to transform Forbes' pharmaceutical development program.

The first notable achievement is the completion of the Company's US Phase II trial for its cholesterol-lowering drug, FM-VP4. Topline results from this trial are expected to be released within the first two weeks of December. A conference call is expected to be held following the release of results. As previously announced, the primary efficacy objective of this trial is to determine the effect of two doses of FM-VP4, 450mg and 900mg, given for 12 weeks, compared to placebo, on low density lipoprotein-cholesterol (LDL-C). The goal of this trial is to demonstrate a minimum of 15% reduction from baseline in LDL-C at Week 12.

FM-VP4 is part of the fastest growing category within the anti-dyslipidemics market called cholesterol absorption inhibitors (CAIs). CAIs are less potent than statins, but can provide enhanced safety as well as a synergistic efficacy in combination therapy. These products demonstrated 116% growth between 2003 and 2004, which was due primarily to the launch of Merck/Schering Plough's compound - Zetia®*. Zetia®, like FM-VP4, inhibits dietary cholesterol absorption. Global sales for Zetia® in 2005 were US$1.4 billion.

The successful acquisition of TheraPei Pharmaceuticals Inc. (TheraPei) marks the second major achievement for Forbes in recent months. TheraPei was a privately held company formed with technology 'spun-out' of Sequenom, Inc. focused on developing novel pharmaceuticals directed at the underlying causes of type II diabetes and related metabolic diseases. Forbes will further develop TheraPei technologies along with Forbes' existing technologies with R&D based in San Diego and Forbes' clinical development team in Vancouver. TheraPei's founder, Dr. John Nestor, was appointed as the Chief Scientific Officer of Forbes on closing.

The lead preclinical product is a peptide that is targeted to be a long acting VPAC2 selective agonist designed for once daily administration to stimulate insulin secretion. These analogues are particularly promising based on pre-clinical study results to date demonstrating a beneficial effect through lowering glucose in blood, which could benefit a large diabetic patient population.

Diabetes represents a significant market opportunity with annual sales expected to reach about US$25 billion by 2011 according to DataMonitor. It is believed that VPAC2 selective agonists will target insulin secretion via a different pathway than BYETTA®** (launched in 2005, with forecasted sales of US$1 billion in 2007) leading to a differentiated product profile in this increasingly important class. The same agonists are also generally believed to play a role as inflammatory mediators in a number of other physiological conditions, creating a much broader utility for this technology.

Marketing & Sales Outlook

Reducol™'s clinically proven, non-GMO competitive advantage has helped maintain a healthy momentum of product launches with over 25 different product SKU's on the European market. Additionally, Forbes will continue to develop business opportunities outside Europe including the US. Based on existing sales contracts, and assuming that forecasted supply requirements will be ordered and shipped, the Company maintains its revenue guidance for 2006 of $7-7.5 million.

Financial Results

In February 2006, the Company announced the decision to dispose of its interest in the Phyto-Source joint venture. In accordance with CICA Handbook Section 3475, the activities relating to the Phyto-Source joint venture operations, assets and liabilities then to be disposed of have been presented as discontinued operations in the September 30, 2006 consolidated financial statements. Results for the prior year have also been reclassified to reflect this treatment.

Summary: ('000's Cdn$ except per share amounts) (unaudited)	3 month period ended Sept. 30, 2006	3 month period ended Sept. 30, 2005	9 month period ended Sept. 30, 2006	9 month period ended Sept. 30, 2005
Revenues	$ 1,802	$ 1,389	$ 4,438	$ 3,673
Expenses	(5,267)	(5,816)	(17,419)	(16,066)
Loss from continuing operations	$ (3,465)	$ (4,427)	$ (12,981)	$ (12,393)
Provision for income taxes	(4)	–	(81)	–
Net loss from continuing operations	$ (3,469)	$ (4,427)	$ (13,062)	$ (12,393)
Income from discontinued operations, net of current tax expense	–	1,526	305	3,860
Gain from disposal of discontinued operations, net of taxes	–	–	6,627	–
Net loss for the period	$ (3,469)	$ (2,901)	$ (6,130)	$ (8,533)
Loss per share from continuing operations Basic and diluted	$ (0.09)	$ (0.13)	$ (0.35)	$ (0.36)
Income per share from discontinued operations Basic and diluted	–	0.04	0.01	0.11
Gain per share from disposal of discontinued operations Basic and diluted	–	–	0.18	–
Net loss per share Basic and diluted	$ (0.09)	$ (0.09)	$ (0.16)	$ (0.25)

Results of operations - The net loss from continuing operations for the three months ended September 30, 2006 totaled $3.5 million and $13.1 million for the nine months ended September 30, 2006. As Forbes continues to develop FM-VP4 and to conduct further research and development of the FM-VPx library of compounds and acquired technology, the Company expects to continue to report future operating losses from continuing operations.

Revenue: (summary) ('000's Cdn$) (unaudited)	3 month period ended Sept. 30, 2006	3 month period ended Sept. 30, 2005	9 month period ended Sept. 30, 2006	9 month period ended Sept. 30, 2005
Sales-phytosterol products	$ 1,030	$ 1,230	$ 3,032	$ 3,226
Sales-finished goods (Forbes Fayrefield Ltd.)	418	–	467	–
Licensing	29	40	86	116
Phytosterol revenues	1,477	1,270	3,585	3,342
Interest and other	325	119	853	331
Total revenues	$ 1,802	$ 1,389	$ 4,438	$ 3,673

Revenues – Phytosterol revenues, representing direct sales of phytosterol products, primarily Reducol™, the Company's proportionate share of the Forbes-Fayrefield revenue and the amortization of license fees, made up the majority of the Company's revenue of $1.5 million for the three months ended September 30, 2006 ($1.3 million – direct sales phytosterol products and licensing fees for quarter ended September 30, 2005) and $3.6 million for the nine months ended September 30, 2006 ($3.3 million for the nine months ended September 30, 2005). Increases in revenue are attributable to increased sales volumes of phytosterol products.

Expenses:

Expenses (summary) ('000's Cdn$) (unaudited)	3 month period ended- September 30, 2006	3 month period ended- September 30, 2005	9 month period ended- September 30, 2006	9 month period ended- September 30, 2005
Research & development	$ 1,997	$ 2,587	$ 7,122	$ 8,387
General & administrative	1,243	1,726	5,278	4,105
Cost of sales	1,305	815	3,099	2,105
Marketing, sales & product development	686	652	1,812	1,348
Depreciation & amortization	36	36	108	121
Total expenses	$ 5,267	$ 5,816	$ 17,419	$16,066

Cost of sales, marketing and product development ("Cost of Sales") for the three months ended September 30, 2006 totaled $1.3 million on revenues of $1.5 million, or 88% of revenues, versus $0.8 million on phytosterol revenues of $1.3 million for the three months ended September 30, 2005, or 64% of phytosterol revenues. The increase in percentage is mainly attributable to selling higher cost product acquired in the prior year, and the timing of customer sales. Cost of sales for the nine months ended September 30, 2006 totaled $3.1 million on revenues of $3.6 million, or 86% of phytosterol revenues, versus $2.1 million on phytosterol revenues of $3.3 million for the nine months ended September 30, 2005, or 63% of phytosterol revenues. The increase in percentage is attributable to selling higher cost product acquired in the prior year, and the timing of customer sales. Having entered into a long-term supply agreement, at the time of Forbes' disposition of Phyto-Source, for the supply of Reducol™ and other wood sterols, the Company expects to achieve improved cost of sales over time.

Research and development expenses ("R&D") for the three months ended September 30, 2006 totaled $2.0 million compared with $2.6 million for the same period in 2005. R&D expenses for the nine months ended September 30, 2006 totaled $7.1 million compared with $8.4 million for the same period in 2005. R&D expenditures in the first nine months of 2006 were similar to the same period in 2005, and were incurred as core research projects are progressed, US based Phase II clinical work on FM-VP4 continues, and work on the Company's Library of Compounds is continued.

General and administrative expenditures ("G&A") totaled $1.2 million for the three months ended September 30, 2006 compared with $1.7 million for the three months ended September 30, 2005. G&A expenses for the nine months ended September 30, 2006 totaled $5.3 million compared with $4.1 million for the same period in 2005. For the nine month period ended September 30, 2006 Forbes recorded an unrealized foreign exchange loss of $1.1 million compared to an unrealized foreign exchange loss of $0.3 million in the first nine months of 2005.

Liquidity & Capital Resources

Cash, cash equivalents and Working Capital
As at September 30, 2006, the Company's net cash and cash equivalents were $21.0 million compared with $9.3 million as at December 31, 2005. Forbes' working capital at September 30, 2006 was $24.1 million compared with $12.8 million at December 31, 2005. The increase in cash and working capital in the nine months ended September 30, 2006 was mainly attributable to the receipt of the proceeds of US$25 million (Cdn$28.9 million, based on then current exchange rates) on the sale of Forbes' interest in Phyto-Source.

After taking into consideration the proceeds of sale of Forbes' interest in Phyto-Source in March 2006, the Company's planned R&D expenditures in both the pharmaceutical and nutraceutical areas and assuming the Company does not incur any unanticipated expenses, the Company considers that its working capital will be sufficient to finance operations through fiscal 2007. The Company will continue to seek additional funding, primarily by way of equity offerings, to carry out its business plan and to minimize risks to operations. The market, however, for equity financings for companies such as Forbes is challenging, and there can be no assurance that additional funding by way of equity financing will be available. The failure to obtain additional funding on a timely basis may result in Forbes' having to reduce or delay one or more of the Company's planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business. Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing. The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company's interest in certain projects or products. There can be no assurance, however, that any alternative sources of funding will be available.

Operations
During the three months ended September 30, 2006, the Company used $5.4 million of cash for continuing operations compared with $2.5 million of cash used in the quarter ended September 30, 2005. Net cash used in continuing operations for the third quarter of 2006 was primarily a result of the net loss of $3.5 million for the period adjusted for non-cash expenses, and decreases in non-cash operating items of $2.2 million, primarily relating to tax liability payments of $2.2 million. Net cash used in continuing operations for the quarter ended September 30, 2005 was primarily a result of the net loss of $2.9 million for the period, adjusted for non-cash expenses and increases in non-cash operating items of $1.6 million, which was primarily due to increases in accounts payable and accrued liabilities.

During the nine months ended September 30, 2006, the Company used $19.4 million of cash for continuing operations, compared with $9.7 million used for continuing operations during the nine months ended September 30, 2005. Net cash used in continuing operations for the nine months ended September 30, 2006, was primarily due to the operating loss of $6.1 million, offset by non-cash expenses, and decreases in non-cash operating items of $8.2 million, primarily relating to tax liability payments of $6.0 million, and increases in inventories. Inventories, a non-cash operating asset, have increased in anticipation of future product launches of functional foods containing Reducol™. Net cash used in continuing operations for the nine months ended September 30, 2005, was primarily due to the operating loss of $8.5 million, offset by non-cash expenses, and increases in non-cash operating items of $1.2 million, which was primarily due to increases in accounts payable and accrued liabilities.

Investing Activities

Investing activities relating to continuing operations in the quarter ended September 30, 2006 and 2005 were insignificant. Investing activities in the nine months ended September 30, 2006 realized $28.9 million, relating to the proceeds on disposal of Forbes' interest in Phyto-Source. Cash provided by investing activities in the nine months ended September 30, 2005, resulted primarily from $6.0 million transferred from short-term investments.

Financing Activities

Financing activities relating to continuing operations for the three and nine months ended September 30, 2006 were $0.5 million and $0.7 million respectively, and relate to issuance of common shares on the exercise of options and warrants. Financing activities relating to continuing operations for the three and nine months ended September 30, 2005 were insignificant, and relate to issuance of common shares on the exercise of options.

Third Quarter 2006 Report

This news release includes by reference the Company's unaudited financial statements for the third quarter ended September 30, 2005, including the full Management Discussion & Analysis (MD&A). The MD&A and financial statements are being filed with applicable Canadian and U.S. regulatory authorities.

Conference Call

Due to the fact that a conference call is expected to be held to discuss the results for the Company's US Phase II trial of FM-VP4 within weeks, the Company will not be hosting a conference call for this quarter's financial statements.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment primarily of cardiovascular disease (CVD). Our vision is to develop and market products along a treatment continuum that consumers, healthcare professionals and specialized research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease and related markets.

For more information, please contact:

Darren Seed
Director, Investor Relations
Telephone: (604) 681-8976
E-mail: dseed@forbesmedi.com

David Goold
Chief Financial Officer
Telephone: (604) 689-5899
E-mail: dgoold@forbesmedi.com

*Zetia® is a registered trademark of MSP Singapore Company, LLC
**BYETTA is a registered trademark of Amylin Pharmaceuticals, Inc.

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. Forbes Medi-Tech ("Forbes" or the "Company") has relied solely on publicly available statements from the makers of Zetia® and BYETTA® for the information about those products, respectively, contained in this News Release and the Company disclaims any liability with respect to such information. This News Release contains forward-looking statements concerning anticipated developments in the Company's business and projected sales volumes, revenues, capital, research and development, products, and other information in future periods. Forward-looking statements can be identified by forward-looking words such as "plans," "to develop", "objectives", "projected", "revenue guidance", "expected", "future", "outlook", "forecasted", "continues", and similar expressions or variations thereon, or statements that events, conditions or results "will," "may," "could", "would" or "should" occur or be achieved. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the need for performance by buyers of products and by the Company's strategic partners; the need to secure new sales contracts; the need to secure raw materials at competitive prices; uncertainty as to whether the U.S. FM-VP4 clinical trial, or any future clinical trials, will be undertaken or completed as planned, and if undertaken or completed, the risk that such trials may not achieve expected results; uncertainty as to whether the Company's anticipated sales volumes, revenues, and expenditure levels will be achieved as currently anticipated or at all; the risk of technical obsolescence; the need for regulatory approvals, which may be withdrawn or not be obtained in a timely manner or at all; intellectual property risks; marketing/manufacturing risks; partnership/strategic alliance risks and in particular, the Company's dependency on its manufacturing joint venture partner, Chusei (U.S.A.) Inc.; product liability risk; the effect of competition; the uncertainty of the size and existence of a market opportunity for, and of market acceptance of, the Company's and its customers' products; the Company's need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; risks inherent in research and development; changes in business strategy or development plans; and other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company's anticipated future results. Forward-looking statements are based on the beliefs, opinions and expectation of the Company's management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations or other circumstances should change.

FORBES MEDI-TECH INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of Canadian dollars)

	September 30 2006 (unaudited)	December 31 2005
ASSETS		
Current Assets		
Cash and cash equivalents	$ 21,007	$ 9,298
Accounts receivable	838	586
Inventories	6,471	1,264
Prepaid expenses and deposits	891	2,752
Current assets-discontinued operations	–	4,374
	29,207	18,274
Long-term Assets		
Fixed assets	490	521
Intangible and other assets	644	3,410
Property, plant and equipment - discontinued operations	–	11,835
Intangible and other assets - discontinued operations	–	1,935
	$ 30,341	$ 35,975
LIABILITIES and SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable, overdraft and accrued liabilities	$ 2,584	$ 1,910
Deferred revenues	86	–
Current income tax liability	2,391	1,187
Current liabilities - discontinued operations	–	2,347
	5,061	5,444
Long-term liabilities		
Tenure allowance	894	927
Future income tax liability	–	851
Long-term liabilities - discontinued operations	–	330
	5,955	7,552
Liability component of preferred shares	–	2,341
Shareholders' equity		
Share capital	100,239	94,790
Contributed surplus	9,020	7,554
Equity component of preferred shares	–	2,481
Deficit	(84,873)	(78,743)
	24,386	26,082
	$ 30,341	$ 35,975

FORBES MEDI-TECH INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in thousands of Canadian dollars except per share amounts)
(unaudited)

	Three months ended		Nine months ended	
	Sept. 30 2006	Sept. 30 2005	Sept. 30 2006	Sept. 30 2005
REVENUES				
Sales	**$ 1,448**	$ 1,230	**$ 3,499**	$ 3,226
Licensing	**29**	40	**86**	116
Phytosterol revenues	**1,477**	1,270	**3,585**	3,342
Interest and other	**325**	119	**853**	331
	1,802	1,389	**4,438**	3,673
EXPENSES				
Research and development	**1,997**	2,587	**7,122**	8,387
General and administrative	**1,243**	1,726	**5,278**	4,105
Cost of sales	**1,305**	815	**3,099**	2,105
Marketing, sales and product development	**686**	652	**1,812**	1,348
Depreciation and amortization	**36**	36	**108**	121
	5,267	5,816	**17,419**	16,066
Loss from continuing operations for the period before taxes	**(3,465)**	(4,427)	**(12,981)**	(12,393)
Provision for income taxes	**(4)**	–	**(81)**	–
Net loss from continuing operations for the period	**(3,469)**	(4,427)	**(13,062)**	(12,393)
Discontinued Operations				
Income from discontinued operations, net of current tax expense	**–**	1,526	**305**	3,860
Gain from disposal of discontinued operations, net of current income tax provision of $ 7,574 and future income tax reduction of $ (845)	**–**	–	**6,627**	–
Net loss for the period	**$ (3,469)**	$ (2,901)	**$ (6,130)**	$ (8,533)
Deficit, beginning of period	**(81,404)**	(71,569)	**(78,743)**	(65,937)
Deficit, end of period	**$ (84,873)**	$ (74,470)	**$ (84,873)**	$ (74,470)
Weighted average number of common shares outstanding ('000's)	**37,931**	34,101	**37,082**	34,036
Basic and diluted loss per share from continuing operations	**$ (0.09)**	$ (0.13)	**$ (0.35)**	$ (0.36)
Basic and diluted income per share from discontinued operations	**–**	$ 0.04	**$ 0.01**	$ 0.11
Basic and diluted gain per share from disposal of discontinued operations	**–**	**–**	**$ 0.18**	–
Basic and diluted loss per share	**$ (0.09)**	$ (0.09)	**$ (0.16)**	$ (0.25)

FORBES MEDI-TECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended		Nine months ended	
	Sept. 30 2006	Sept. 30 2005	Sept. 30 2006	Sept. 30 2005
OPERATIONS				
Net loss for the period	$ **(3,469)**	$ (2,901)	$ **(6,130)**	$ (8,533)
Adjustments for:				
Income from discontinued operations, net of taxes	**–**	(1,526)	**(305)**	(3,860)
Gain on sale of discontinued operations, net of taxes	**–**	–	**(6,627)**	–
Depreciation and amortization	**36**	36	**108**	121
Amortization of deferred license revenues	**(29)**	(38)	**(86)**	(113)
Amortization of capitalized financing fees	**–**	–	**26**	–
Accretion of interest	**–**	–	**117**	–
Loss/ (gain) on disposal of fixed assets	**–**	1	**–**	(2)
Stock-based compensation	**296**	328	**1,658**	1,444
Foreign exchange translation	**–**	33	**–**	19
	(3,166)	(4,067)	**(11,239)**	(10,924)
Net change in non-cash operating items from continuing operations	**(2,231)**	1,599	**(8,179)**	1,224
Net cash used in continuing operations	**(5,397)**	(2,468)	**(19,418)**	(9,700)
Net cash provided by discontinued operations	**–**	(424)	**1,922**	3,651
	(5,397)	(2,892)	**(17,496)**	(6,049)
INVESTMENTS				
Acquisition of fixed assets	**(15)**	(132)	**(76)**	(226)
Proceeds on disposal of Phyto-Source manufacturing joint venture	**–**	–	**28,935**	–
Acquisition of licence	**–**	–	**–**	(11)
Proceeds on disposal of fixed assets	**–**	–	**–**	3
Short-term investments	**–**	–	**–**	6,018
	(15)	(132)	**28,859**	5,784
FINANCING				
Issuance of common shares	**468**	36	**676**	301
Repayment of notes payable	**–**	–	**–**	(66)
Decrease in long-term liabilities from discontinued operations	**–**	(49)	**(330)**	(406)
	468	(13)	**346**	(171)
Increase (decrease) in cash and cash equivalents	**(4,944)**	(3,037)	**11,709**	(436)
Cash and cash equivalents, beginning of period	**25,951**	11,130	**9,298**	8,529
Cash and cash equivalents, end of period	**$ 21,007**	$ 8,093	**$ 21,007**	$ 8,093